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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-71449                            CUSIP NUMBER: 36229U 10 2

(Check One):

[ ] Form 10-K and Form 10-KSB    [ ] Form 20-F     [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

     For Period Ended: June 28, 2002

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR


     For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A




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Part I--Registrant Information

Full Name of Registrant: GSI Lumonics Inc.

Former Name if Applicable:

Address of Principal Executive Office:
         39 Auriga Drive, Nepean, Ontario, Canada K2E 7T9


Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

The Company's Quarterly Report on Form 10-Q for the period ended June 28, 2002 could not be filed within the prescribed time period because the Company has not completed its internal review of the financial statements for the period.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         Thomas R. Swain
         Chief Financial Officer
         (978) 439-5511 ext. 6102




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     (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [ ] No

On July 24, 2002, the Company issued a press release ("earnings release") to the public, which included a Consolidated Statement of Operations and an analysis of the Company's operations for the Three Month period ended June 28, 2002.




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                                GSI LUMONICS INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2002                          GSI LUMONICS INC.


                                               By: /s/ THOMAS R. SWAIN
                                                   -------------------
                                                   Thomas R. Swain
                                                   Chief Financial Officer

Exchange.3239265


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